UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

⌧	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2019

OR

◻	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-38955

A.	Full title of the plan and address of the plan, if different from that of the issuer name below:

HarborOne Mortgage, LLC Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal office:

HarborOne Bancorp, Inc.

770 Oak Street

Brockton, Massachusetts 02301

HARBORONE MORTAGE, LLC RETIREMENT PLAN

TABLE OF CONTENTS

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Plan Participants of the HarborOne Mortgage, LLC Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the HarborOne Mortgage, LLC Retirement Plan (the Plan) as of December 31, 2019 and 2018, and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of HarborOne Mortgage, LLC Retirement Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

To the Administrative Committee and Plan Participants of the HarborOne Mortgage, LLC Retirement Plan

Supplemental Information

The supplemental information contained in the Schedule of Assets (Held at End of Year) and Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2016.

Canton, Massachusetts

June 25, 2020

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2019 and 2018

	2019	2018

ASSETS
Investments, at fair value:
Investments in mutual funds	$13,725,606	$10,665,921
Investment in common/collective trust	349,141	312,405
HarborOne Stock Fund	449,667	67,632
Cash	117,011	72,031

Total investments	14,641,425	11,117,989

Receivables:
Notes receivable from participants	312,456	401,585
Participant contributions	—	4,035

Total receivables	312,456	405,620

NET ASSETS AVAILABLE FOR BENEFITS	$14,953,881	$11,523,609

The accompanying notes are an integral part of these financial statements.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

2019

ADDITIONS
Additions to net assets attributed to:
Investment income
Interest and dividends	$291,778
Net appreciation in fair value of investments	2,347,218
Total investment income	2,638,996

Interest earned on notes receivable from participants	22,520

Contributions:
Participant deferrals	1,575,444
Participant rollovers	627,210

Total contributions	2,202,654

Total additions	4,864,170

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	1,390,218
Administrative expenses	43,680

Total deductions	1,433,898

NET INCREASE	3,430,272

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	11,523,609

End of year	$14,953,881

The accompanying notes are an integral part of these financial statements.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN

The following description of the HarborOne Mortgage, LLC Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined-contribution plan that covers substantially all employees of HarborOne Mortgage, LLC (HarborOne Mortgage), formerly Merrimack Mortgage Company, a wholly-owned subsidiary of HarborOne Bank. Established in 1989, the Plan provides retirement benefits.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administration: HarborOne Mortgage is the Plan Administrator. Certain administrative functions are performed by employees of HarborOne Bancorp, Inc., or its subsidiaries. No such employees receive compensation from the Plan. The Plan Administrator engages a third party, John Hancock Retirement Plan Services (“JHRPS”), to provide recordkeeping and administrative services.

Eligibility: Employees who have reached 21 years of age are eligible to participate in the Plan.

Contributions: Each year, participants may contribute up to the lesser of 100% of their pretax annual compensation, as defined in the Plan, or the limits set by the IRS. The Plan allows some or all of these contributions to be designated as after-tax Roth Deferral Contributions.  Participants who have attained the age of 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts received from any other retirement plan which satisfy the tax rules for rollovers.

HarborOne Mortgage may make discretionary matching contributions to the Plan based on a percentage of participant’s deferral contributions or equal to a specified dollar amount.  HarborOne Mortgage may choose to make an annual non-elective contribution each year.  For the plan years ended December 31, 2019 and 2018, HarborOne Mortgage made no discretionary matching or non-elective contribution.

Unless instructed otherwise by the participant, upon becoming eligible to participate in the Plan, 5% of the participant’s eligible compensation will be contributed to the Plan subject to annual limits set by the

IRS. This automatic deferral percentage is increased 2% per year up to a maximum of 15%, unless instructed otherwise by the participant.

Participant Accounts: Each participant’s account is credited with the participant’s contributions, earnings (losses).  Allocations of earnings (losses) are based on account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investment Options: Participants direct the investment of their contributions into various investment options offered by the Plan.

Calculation of Vested Benefits: Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  The vesting period for employer discretionary matching and non-elective contributions for employees hired on or after April 1, 2018 is as follows:

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

2

Years of Service	Vested %
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
5 or more	100%

The vesting period for employer discretionary matching and non-elective contributions for employees who were participants on or before March 31, 2018 is as follows:

Years of Service	Vested %
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Forfeited Accounts: At December 31, 2019 and 2018, forfeited non-vested accounts totaled $4 and $710, respectively. This account may be used to pay administrative expenses and any remaining amounts can be used to reduce future employer contributions.  During 2019, the forfeited non-vested accounts used to pay administrative expenses amounted to $709.

Plan Expense Budget Account: As part of the recordkeeping and administrative service fee arrangement with JHRPS any service revenue received in connection with the Plan is used to offset the cost of plan services. JHRPS reimbursed to the Plan investment fund related revenue received to the Plan expense reimbursement account.  Investment fund related revenue received by JHRPS typically include Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates.  The Plan expense reimbursement accounts are used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as depreciation in investments.  At December 31, 2019, there was $12,565 in this account. During 2019, the cumulative amount of $30,461 was added to the accounts and $24,373 was used from the expense reimbursement account to fund plan expenses. As of December 31, 2018, there was $6,477 in this account.

Notes Receivable from Participants: Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. Loans are secured by the balances in the participants’ accounts and bear interest at rates based on the prevailing interest rates charged by persons in the business of lending money for loans that would be made under similar circumstances which currently range from 3.25% to 6.50% at December 31, 2019. Principal and interest are paid ratably usually through payroll deductions.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1: DESCRIPTION OF PLAN (CONTINUED)

Payment of Benefits: On termination of service due to death, disability, retirement, or other reasons, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In-service withdrawals are also permitted for certain financial hardships or when a participant attains age 59½. Participants who terminate employment and have an account balance less than $1,000 will receive a lump sum distribution of their benefits. Participants who have an account balance between $1,000 and $5,000 will have their funds transferred to an individual retirement account on their behalf. Participants who have an account balance in excess of $5,000 may leave their funds invested in the plan or may elect to receive their vested account balance as a lump sum payment.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition: Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's management determines the Plan's valuation policies utilizing information provided by the investment advisers, trustees and other parties involved with the Plan.  See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018.

Risks and Uncertainties: The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits paid to participants are recorded when paid.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Operating Expenses: Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by HarborOne Mortgage. Expenses that are paid by HarborOne Mortgage are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Uncertain Tax Positions: Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more-likely-than-not would not be sustained upon examination.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2016.

NOTE 3: FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 -	inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan can access at the measurement date.

Level 2 -	inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

●	quoted prices for similar assets or liabilities in active markets;
●	quoted prices for identical or similar assets or liabilities in inactive markets;
●	inputs other than quoted prices that are observable for the asset or liability;
●	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
●	If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -	inputs that are unobservable for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual funds: Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission.  These funds are required to publish their daily net asset value (NAV) and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust: Valued at the NAV of units of a collective trust.  The NAV, as provided by the fund manager, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.

Cash: Valued at carrying value, which approximates fair value, and classified within Level 1 of the fair value hierarchy.

HarborOne Stock Fund: The fund is a unitized stock fund that consists of HarborOne Bancorp, Inc. common stock and short-term cash investments to provide liquidity.  Fair value is based upon the fair value of the underlying assets derived principally from or corroborated by observable market data by correlation or other means.  These investments are classified within Level 2 of the fair value hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31:

	2019
	Level 1	Level 2	Level 3	Total

Cash	$117,011	$—	$—	$117,011
Mutual Funds	13,725,606	—	—	13,725,606
HarborOne Stock Fund	—	449,667	—	449,667
Total assets in the fair value hierarchy	13,842,617	449,667	—	14,292,284
Investments measured at net asset value (a)	—	—	—	349,141

Total investments at fair value	$13,842,617	$449,667	$—	$14,641,425

	2018
	Level 1	Level 2	Level 3	Total

Cash	$72,031	$—	$—	$72,031
Mutual Funds	10,665,921	—	—	10,665,921
HarborOne Stock Fund	—	67,632	—	67,632
Total assets in the fair value hierarchy	10,737,952	67,632	—	10,805,584
Investments measured at net asset value (a)	—	—	—	312,405

Total investments at fair value	$10,737,952	$67,632	$—	$11,117,989

(a) In accordance with Subtopic 820-10, the common/collective trust investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3: FAIR VALUE MEASUREMENTS (CONTINUED)

Fair Value of Investments in Entities that Use NAV: The Plan invests in the Putnam Stable Value PSVF 25 (“Stable Pooled Fund”) which is a common/collective trust.  The common/collective trust invests in stable value investment vehicles such as guaranteed investment contracts, bank investment contracts and synthetic guaranteed investment contracts issued by highly rated financial institutions and corporations as well as obligations of the U.S. Government or its agencies.  Participant assets may be deposited to or withdrawn from the Stable Pooled Fund at the stated unit value as of the close of business on any business day, and there are no unfunded commitments.

NOTE 4: PLAN TERMINATION

Although it has not expressed any intent to do so, HarborOne Mortgage has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5: TAX STATUS

On May 27, 2015, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”).  The Plan has not received a determination letter specific to the Plan itself; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6: RELATED PARTY TRANSACTIONS AND PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan paid administrative expenses in the aggregate of $19,307 to JHRPS, who served as the third-party administrator to the Plan and, therefore, these transactions qualify as party-in-interest transactions. During the year, the Plan also paid $24,373 in the aggregate to Gray, Gray & Gray, LLP, who provide audit services to the Plan, and MMA Securities, LLC who serve as the investment advisors to the Plan and therefore, these transactions also qualify as party-in-interest transactions.

Participants may allocate up to 25% of their account balance to the HarborOne Stock Fund. Participants are subject to restrictions on trading during blackout periods and other reporting requirements of the Securities and Exchange Commission. At December 31, 2019, the Plan held 40,216 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $441,974 or $10.99 per share. At December 31, 2018, the Plan held 7,442 shares of HarborOne Bancorp, Inc., common stock, with a fair value of $65,864 or $8.85 per share. As a result of the Company completing a second step offering on August 14, 2019, the 2018 share and per share information was revised to reflect the 1.795431 exchange ratio.  HarborOne Mortgage is a subsidiary of HarborOne Bank the primary subsidiary of HarborOne Bancorp, Inc. and, as such, transactions involving HarborOne Bancorp, Inc. common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7: LATE REMITTANCES

During the plan year ended December 31, 2018, participant contributions in the aggregate amount of $4,035 were not remitted to the Plan within the appropriate time period by HarborOne Mortgage. These transactions constitute prohibited transactions as defined by ERISA. These late contributions were fully corrected, including lost earnings, during 2019. Late contributions are required to be disclosed through the year such contributions are fully corrected.

NOTE 8: SUBSEQUENT EVENTS

The date to which events occurring after December 31, 2019, the date of the most recent statement of financial position, have been evaluated for possible adjustment to the financial statements or disclosure is June 25, 2020 which is the date the financial statements were available to be issued.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency stemming from a new strain of coronavirus (“COVID-19”) and on March 11, 2020, the WHO classified the COVID-19 outbreak as a pandemic, triggering volatility in financial markets and a significant negative impact on the global economy. As a result, the Plan’s investment portfolio has incurred a significant decline in fair value since December 31, 2019. However, because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, cannot be determined. The full impact of the COVID-19 pandemic continues to evolve as of the date of this report.

The Coronavirus Aid Relief, and Economic Security Act (“CARES Act”) was passed by the U.S. Senate on March 26, 2020. Section 2202 of the CARES Act permits eligible Plan participants to request penalty-free distributions of up to $100,000 for qualifying coronavirus-related reasons. These reasons include adverse financial consequences due to being quarantined, furloughed, laid off, having work hours reduced or being unable to work due to a lack of childcare due to COVID-19. Subsequent to year end, the Plan adopted these provisions.

SUPPLEMENTAL INFORMATION

HarborOne Mortgage, LLC Retirement Plan
EIN No.: 04-2802284, Plan No. 001
Schedule H, Line 4a - Schedule of DELINQUENT PARTICIPANT CONTRIBUTIONS
Plan Year Ending: 12/31/2019

Total that constitutes prohibited transactions
Contributions
Participant	Check here if			corrected outside
contributions and	Participants'			VFCP (Voluntary		Total fully
loan repayments	notes receivable			Fiduciary	Contributions	corrected under
transferred late to	repayments are		Contributions not	Correction	pending correction	VFCP and PTE
the Plan	included		corrected	Program)	in VFCP	2002-51

$4,035		$	N/A	4,035	N/A	N/A

SUPPLEMENTAL INFORMATION

HarborOne Mortgage, LLC Retirement Plan
EIN No.: 04-2802284, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan Year Ending: 12/31/2019

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor	Description of investment, including maturity date, rate		Current
	or similar part	of interest, collateral, par or maturity value	Cost	value

*	HarborOne	HarborOne Stock Fund	**	$449,667

	American Funds	American Funds New Perspective R6	**	$350,847
	American Funds	American Funds EuroPacific Growth R6	**	$152,007
	American Funds	American Funds New World R6	**	$32,742
	BlackRock	BlackRock High Yield Bond Instl	**	$53,427
	Janus	Janus Henderson Enterprise N	**	$175,646
	Federated	MDT Small Cap Growth Inst	**	$166,492
*	John Hancock	Retirement Living 2030 Lftm R6	**	$2,504,056
*	John Hancock	Retirement Living 2025 Lftm R6	**	$1,769,150
*	John Hancock	Retirement Living 2040 Lftm R6	**	$1,200,274
*	John Hancock	Retirement Living 2020 Lftm R6	**	$938,195
*	John Hancock	Retirement Living 2045 Lftm R6	**	$954,538
*	John Hancock	Retirement Living 2035 Lftm R6	**	$693,827
*	John Hancock	Retirement Living 2010 Lftm R6	**	$523,599
*	John Hancock	Retirement Living 2015 Lftm R6	**	$481,665
*	John Hancock	John Hancock Disciplined Value Mid Cap R6	**	$196,775
*	John Hancock	Retirement Living 2055 Lftm R6	**	$179,513
*	John Hancock	Retirement Living 2050 Lftm R6	**	$301,039
*	John Hancock	Retirement Living 2060 Lftm R6	**	$38,448
	JPMorgan	JPMorgan Equity Income R6	**	$348,313
	JPMorgan	JPMorgan US Equity R6	**	$118,248
	JPMorgan	Undiscovered Mgrs Behavioral Value R6	**	$94,429
	Metropolitan West	Metropolitan West Total Return Bond M	**	$68,494
	PIMCO	Real Return Instl	**	$10,665
	PIMCO	Gov Money Market Admin	**	$6,767
	Pioneer	Strategic Income K	**	$31,051
	Putnam	Stable Value PSVF 25	**	$349,141
	Templeton	Global Bond Fund Adv	**	$6,162
	T. Rowe Price	T. Rowe Price Institutional Large Cap Growth	**	$200,460
	Vanguard	Vanguard 500 Index Adm	**	$1,059,700
	Vanguard	Vanguard Mid Cap Index Adm	**	$603,580
	Vanguard	Vanguard Small Cap Index Adm	**	$340,047
	Vanguard	Vanguard Total International Stock Index Adm	**	$87,636
	Vanguard	Treasury Money Market In	**	$110,244
	Vanguard	Vanguard Total Bond Market Index Adm	**	$44,581

*	Notes receivable from participants	Notes Receivable with interest rates of 3.25% to 6.50%, maturing through 2043	$-	$312,456

*	Party-in-interest
**	The cost of participant directed investments is not required to be disclosed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HARBORONE MORTGAGE, LLC RETIREMENT PLAN

June 25, 2020	By:	/s/ Patricia M. Williams
Patricia M. Williams Senior Vice President, Human Resources